Exhibit 99.2

TAT TECHNOLOGIES LTD.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited condensed consolidated financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024 appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “TAT”, “the Company” and “our company” refer to TAT Technologies Ltd.

All references in this Report to “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Israeli currency”, “NIS”, and “ILS” refer to Israeli New Shekels.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Company Overview

TAT is reliant on the robustness of the commercial and military aerospace and ground defense industries. Any downturn in these industries could weaken demand for its solutions and services and negatively impact its financial results. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, are the expenditures on selling and marketing expenses and general and administrative expenses. While TAT closely monitors its operating expenses to prevent unnecessary spending, we believe that these operating expenses may increase in the future in accordance with our plans to grow the business.

TAT’s research and development expenses are related to new products and technologies or significant improvement of existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, insurance premiums and general corporate expenses and related costs for facilities and equipment.

Results of operations

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The results of operations presented below should be reviewed in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2025 and for the three months and nine months ended September 30, 2025 and 2024, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2024 appearing in our Annual Report, and Item 5 - “Operating and Financial Review and Prospects” of our Annual Report.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
U.S. dollars in thousands	Amount	%	Amount	%	Amount	%	Amount	%
Revenues:
Products	$12,617	27.3%	$12,164	30.1%	$37,804	28.8%	$35,831	32.3%
Services	33,618	72.7%	28,295	69.9%	93,677	71.2%	75,241	67.7%
	46,235	100.0%	40,459	100.0%	131,481	100.0%	111,072	100.0%
Cost of goods:
Products	9,170	19.8%	8,535	21.1%	26,613	20.2%	25,194	22.7%
Services	25,464	55.1%	23,443	57.9%	72,488	55.1%	62,347	56.1%
	34,634	74.9%	31,978	79.0%	99,101	75.4%	87,541	78.8%
Gross profit	11,601	25.1%	8,481	21.0%	32,380	24.6%	23,531	21.2%
Operating expenses:
Research and development, net	323	0.7%	326	0.8%	887	0.7%	946	0.9%
Selling and marketing	1,993	4.3%	1,994	4.9%	6,106	4.6%	5,647	5.1%
General and administrative	4,025	8.7%	2,715	6.7%	11,522	8.8%	8,940	8.0%
Other income	-	-	-	-	-	-	(390)	-0.4%
	6,341	13.7%	5,035	12.4%	18,515	14.1%	15,143	13.6%
Operating income	5,260	11.4%	3,446	8.5%	13,865	10.5%	8,388	7.6%
Interest expenses	(176)	-0.4%	(420)	-1.0%	(835)	-0.6%	(1,183)	-1.1%
Other financial income (expenses), net	206	0.4%	(315)	-0.8%	(293)	-0.2%	(308)	-0.3%
Income before taxes on income (taxes benefit)	5,290	11.4%	2,711	6.7%	12,737	9.7%	6,897	6.2%
Provision for taxes on income (taxes benefit)	821	1.8%	15	0.0%	1,624	1.2%	(94)	-0.1%
Profit before share of equity investment	4,469	9.7%	2,696	6.7%	11,113	8.5%	6,991	6.3%
Share in profits of equity investment of affiliated companies	372	0.8%	169	0.4%	983	0.7%	601	0.5%
Net income	$4,841	10.5%	$2,865	7.1%	$12,096	9.2%	$7,592	6.8%

Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2025	2024	$	%	2025	2024	$	%

OEM of heat transfer solutions and aviation accessories	$10,397	$9,138	1,259	13.8%	$30,091	$27,519	2,572	9.3%
MRO services for heat transfer components and OEM of heat transfer solutions	10,550	10,779	(229)	-2.1%	33,371	30,239	3,132	10.4%
MRO services for aviation components	22,980	18,645	4,335	23.3%	61,274	47,808	13,466	28.2%
Overhaul and coating of jet engine components	2,308	1,897	411	21.7%	6,745	5,506	1,239	22.5%
Total revenue	$46,235	$40,459	$5,776	14.3%	$131,481	$111,072	$20,409	18.4%

Total revenues were $46.2 million for the three months ended September 30, 2025, compared to $40.5 million for the three months ended September 30, 2024, an increase of 14.3%. Total revenues were $131.5 million for the nine months ended September 30, 2025, compared to $111.1 million for the nine months ended September 30, 2024, an increase of 18.4%. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

Cost of revenues

 TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct and indirect labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported periods.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2025	2024	$	%	2025	2024	$	%

OEM of heat transfer solutions and aviation accessories	$7,382	$6,125	$1,257	20.5%	$21,269	$18,400	$2,869	15.6%
MRO services for heat transfer components and OEM of heat transfer solutions	8,504	9,252	(748)	-8.1%	25,466	26,884	(1,418)	-5.3%
MRO services for aviation components	18,146	16,341	1,805	11.0%	50,891	41,736	9,155	21.9%
Overhaul and coating of jet engine components	1,400	733	667	91.0%	3,591	3,127	464	14.8%
Eliminations	(798)	(473)	(325)	68.7%	(2,116)	(2,606)	490	-18.8%
Total cost of revenue	34,634	31,978	2,656	8.3%	99,101	87,541	11,560	13.2%

Gross profit	$11,601	$8,481	$3,120	36.8%	$32,380	$23,531	$8,849	37.6%

Cost of revenues was $34.6 million for the three months ended September 30, 2025, compared to $32.0 million for the three months ended September 30, 2024, an increase of 8.3%. Cost of revenues as a percentage of revenues decreased to 74.9% for the three months ended September 30, 2025, from 79.0% for the three months ended September 30, 2024.

Cost of revenues was $99.1 million for the nine months ended September 30, 2025, compared to $87.5 million for the nine months ended September 30, 2024, an increase of 13.2%. Cost of revenues as a percentage of revenues decreased to 75.4% for the nine months ended September 30, 2025, from 78.8% for the nine months ended September 30, 2024.

The increase in cost of revenues is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs.

Operating expenses

Research and development expenses, net

Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses

Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses

General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
U.S. dollars in thousands	2025	2024	$	%	2025	2024	$	%

Research and development, net	$323	$326	$(3)	(0.9)%	$887	$946	$(59)	(6.2)%
Selling and marketing	1,993	1,994	(1)	-	6,106	5,647	459	8.1%
General and administrative	4,025	2,715	1,310	48.3%	11,522	8,940	2,582	28.9%
Other income	-	-	-	-	-	(390)	390	(100.0)%
Total operating expenses	$6,341	$5,035	$1,306	25.9%	$18,515	$15,143	$3,372	22.3%

Research and development, net

Research and development expenses decrease slightly by 0.9% to $0.3 million for the three months ended September 30, 2025, from $0.3 million for the three months ended September 30, 2024. Research and development expenses as a percentage of revenues were 0.7% for the three months ended September 30, 2025, compared to 0.8% for the three months ended September 30, 2024.

Research and development expenses slightly decrease by 6.2% to $0.9 million for the nine months ended September 30, 2025, from $0.9 million for the nine months ended September 30, 2024. Research and development expenses as a percentage of revenues were 0.7% for the nine months ended September 30, 2025, compared to 0.9% for the nine months ended September 30, 2024. The Company received a $0.1 million grant from the Israeli government in June 2025 which was accounted for a credit to research and development expenses.

Selling and marketing

Selling and marketing expenses were $2.0 million for the three months ended September 30, 2025, compared to $2.0 million for the three months ended September 30, 2024. Selling and marketing expenses as a percentage of revenues were 4.3% for the three months ended September 30, 2025, compared to 4.9% for the three months ended September 30, 2024.

Selling and marketing expenses were $6.1 million for the nine months ended September 30, 2025, compared to $5.6 million for the nine months ended September 30, 2024, an increase of 8.1%. Selling and marketing expenses as a percentage of revenues were 4.6% for the nine months ended September 30, 2025, compared to 5.1% for the nine months ended September 30, 2024.

General and administrative

General and administrative expenses were $4.0 million for the three months ended September 30, 2025, compared to $2.7 million for the three months ended September 30, 2024, an increase of 48.3% primarily due to increases in personnel-related expenses mainly from additional headcount, merit increases and stock-based compensation; in legal and professional services fees; in public company related expenses; and recruitment fees for key officers and senior executives. General and administrative expenses as a percentage of revenues were 8.7% for the three months ended September 30, 2025, compared to 6.7% for the three months ended September 30, 2024.

General and administrative expenses were $11.5 million for the nine months ended September 30, 2025, compared to $8.9 million for the nine months ended September 30, 2024, an increase of 28.9% primarily due to increases in personnel-related expenses mainly from additional headcount, merit increases and stock-based compensation; in legal and professional services fees; in public company related expenses; and recruitment fees for key officers and senior executives. General and administrative expenses as a percentage of revenues were 8.8% for the nine months ended September 30, 2025, compared to 8.0% for the nine months ended September 30, 2024.

Other expenses (income)

Interest expenses, net

Interest expenses, net consist of interest income and expense. Interest income and expenses relate to the interest received from or paid to banks for the outstanding deposits and debts, respectively.

Other financial income (expense), net

Other financial income (expense) included foreign exchange gain (loss) for the changes in rate of the NIS or other currencies against the U.S. dollar.

Provision for taxes on income (tax benefit)

Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
U.S. dollars in thousands	2025	2024	$	%	2025	2024	$	%

Interest expenses, net	(176)	(420)	244	-58.1%	(835)	(1,183)	348	29.4%
Other financial income (expenses), net	206	(315)	521	-165.4%	(293)	(308)	15	4.9%
Provision for taxes on income (taxes benefit)	821	15	806	5373.3%	1,624	(94)	1,718	1827.7%
Share in profits of equity investment of affiliated companies	372	169	203	120.1%	983	601	382	63.6%

Interest expenses, net

Interest expense, net for the three months ended September 30, 2025 were $0.2 million, compared to $0.4 million of interest expenses for the three months ended September 30, 2024. Interest expense as a percentage of revenues was 0.4% for the three months ended September 30, 2025, compared to 1.0% for the three months ended September 30, 2024.

Interest expense, net for the nine months ended September 30, 2025 were $0.8 million, compared to $1.2 million of interest expenses for the nine months ended September 30, 2024. Interest expense as a percentage of revenues was 0.6% for the nine months ended September 30, 2025, compared to 1.1% for the nine months ended September 30, 2024.

Other financial income (expenses), net

Other financial income, net were $0.2 million for the three months ended September 30, 2025, compared to other financial expenses, net of $0.3 million for the three months ended September 30, 2024. The increase was mainly due to revaluation of long-term loans in Israeli Shekel which were affected by favorable changes in exchange rates of U.S. dollar and ILS during the third quarter of 2025. Other financial income (expenses) as a percentage of revenues were 0.4% for the three months ended September 30, 2025, compared to 0.8% for the three months ended September 30, 2024.

Other financial expenses, net were $0.3 million for the nine months ended September 30, 2025, compared to $0.3 million for the nine months ended September 30, 2024. The decrease was mainly due to revaluation of long-term loans in Israeli Shekel which were affected by favorable changes in exchange rates of U.S. dollar and ILS during the nine months ended September 30, 2025. Other financial expense as a percentage of revenues were 0.2% for the nine months ended September 30, 2025, compared to 0.3% for the nine months ended September 30, 2024.

Provision for taxes on income (taxes benefit)

Taxes on income for the three months ended September 30, 2025, amounted to $0.8 million, compared to $15 thousand for the three months ended September 30, 2024. Provision for taxes on income as a percentage of revenues was 1.8% for the three months ended September 30, 2025, compared to 0.0% for the three months ended September 30, 2024.

Taxes on income for the nine months ended September 30, 2025, amounted to $1.6 million, compared to $0.1 million tax benefits for the nine months ended September 30, 2024. Provision for taxes on income as a percentage of revenues was 1.2% for the nine months ended September 30, 2025, compared to 0.1% taxes benefit for the nine months ended September 30, 2024. These are non-cash expenses as the company has sufficient carry forward losses to cover the ongoing profits. The company believe that the ongoing profits for the remaining of 2025 will consume the carry forward losses for both the Israel and the US entities.

Share in profits of equity investment of affiliated companies

Share in profits of equity investment of affiliated companies for the three months ended September 30, 2025, amounted to a gain of $0.4 million compared to a gain of $0.2 million for the three months ended September 30, 2024.

Share in profits of equity investment of affiliated companies for the nine months ended September 30, 2025, amounted to a gain of $1.0 million compared to a gain of $0.6 million for the nine months ended September 30, 2024.

Liquidity and Capital Resources

On June 3, 2025, the Company completed a public offering of 1,625,000 of its ordinary shares, no par value per share, at a public offering price of $26.00 per share for gross proceeds of $42.3 million. The issuance costs incurred were $2.8 million, hence, generating net proceeds of $39.4 million.

On June 26, 2025, the underwriters exercised in full their option to purchase an additional 242,298 ordinary shares from the Company at offering price of $26.00. The issuance costs incurred were $0.4 million. This resulted in additional net proceeds of approximately $6.0 million to the Company.

The net proceeds for the Company from this public offering after issuance costs is $45.4 million.

As of September 30, 2025, TAT had cash and cash equivalents of $47.1 million compared to $7.1 million as of December 31, 2024, an increase of $40.0 million primarily due to the June 2025, public offering as previously discussed.

During the nine months ended September 30, 2025, TAT decreased its loans and lines of credit from commercial banks by $5.3 million.

Capital expenditures for the nine months period ended September 30, 2025 were approximately $8.9 million. TAT funded these capital expenditures mainly from its own cash resources and cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its future capital expenditures.

TAT’s management believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet its cash requirements for at least 12 months from the issuance date of the unaudited financial statements. TAT’s future capital requirements will depend on many factors, including its rate of revenue growth, the expansion of its selling and marketing activities, costs associated with expansion into new markets and the timing of the introduction of new products and services.

Cash Flows

The following table summarizes TAT’s statements cash flows for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024	2025	2024
Net cash provided by (used in) operating activities	$7,495	$2,790	$9,409	$(4,857)
Net cash used in investing activities	(2,743)	(1,621)	(8,910)	(2,282)
Net cash provided by (used in) financing activities	(835)	(653)	39,458	(935)
Net increase (decrease) in cash and cash equivalents	3,917	516	39,957	(8,074)
Cash and cash equivalents and restricted cash at beginning of the period	43,474	8,352	7,434	16,942
Cash and cash equivalents and restricted cash at end of the period	$47,391	$8,868	$47,391	$8,868

Net cash provided by operating activities for the three months ended September 30, 2025, amounted to approximately $7.5 million, compared to net cash provided by operating activities of $2.8 million for the three months September 30, 2024.  Net cash provided by operating activities for the nine months ended September 30, 2025, amounted to approximately $9.4 million, compared to net cash used in operating activities of $(4.9) million for the nine months September 30, 2024.

Net cash provided by operating activities for the three months ended September 30, 2025 was principally derived from our net income of $4.8 million and also from the following adjustments:  an upward adjustment of $1.2 million for depreciation and amortization; an upward adjustment of $1.3 million for an increase in trade accounts payable; an upward adjustment of $1.8 million for an increase in accrued expenses and others; an offset adjustment of $1.8 million for inventory; and an offset  adjustment of $1.0 million for increase in accounts receivable. Net cash provided by operating activities for the nine months ended September 30, 2025 was principally derived from our upward  in our net income to $12.1 million and also from the following adjustments: an upward adjustment of $3.8 million for depreciation and amortization; an upward adjustment of $4.7 million for an increase in trade accounts payable;  an offset adjustment of $3.6 million for an increase in trade accounts receivable; an offset adjustment of $9.1 million for inventory; and an offset adjustment of $1.8 million for increase in accrued expenses and other.

Net cash used in operating activities for the three months ended September 30, 2024 was principally derived from the following adjustments: an upward adjustment of $1.5 million for depreciation and amortization; an offset adjustment of $5.1 million for inventory; a downward adjustment of $3.5 million for increase in trade accounts receivable; an upward adjustment of $3.8 million for an increase in trade accounts payable; and an upward adjustment of $3.7 million for increase in accrued expenses and other. Net cash used in operating activities for the nine months ended September 30, 2024 was principally derived from the following adjustments: an upward adjustment of $4.3 million for depreciation and amortization; an offset adjustment of $10.7 million for inventory; a downward adjustment of $9.7 million for increase in trade accounts receivable; an upward adjustment of $2.9 million for an increase in trade accounts payable; and a downward adjustment of $2.6 million for decrease in accrued expenses and other.

For the three months ended September 30, 2025, net cash used by investing activities was $2.7 million, substantially attributed to investment mainly in machinery and equipment. For the nine months ended September 30, 2025, net cash used by investing activities was $8.9 million, attributed to investment mainly in machinery and equipment.

For the three months ended September 30, 2024, net cash used in investing activities was $1.6 million, substantially attributed to investment mainly in machinery and equipment. For the nine months ended September 30, 2024, net cash used by investing activities was $2.3 million, out of which approximately $3.6 million was attributed to investment mainly in machinery and equipment offset by $1.3 million proceeds from sale of machinery and equipment.

For the three months ended September 30, 2025, net cash used in financing activities was $0.8 million.  Net cash used in financing activities was primarily attributable to repayments of short-term credit line and long-term loans and settlement of unpaid issuance costs for the June public offering. For the nine months ended September 30, 2025, net cash provided by financing activities was $39.5 million.  Net cash provided by financing activities was primarily attributable to the $48.6 million gross proceeds from the issuance of ordinary shares, offset by the issuance costs of $3.2 million and $5.9 million repayments of short-term credit line and long-term loans.

For the three months ended September 30, 2024, net cash used in financing activities was $0.7 million, primarily from $9.9 million gross proceeds from the issuance of ordinary shares and repayment of short-term and long-term loans for $10.5 million. For the nine months ended September 30, 2024, net cash used in financing activities was $0.9 million, primarily from $9.9 million gross proceeds from the issuance of ordinary shares; and repayment of short-term and long-term loans for $10.9 million.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.